UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 22, 2024, Immatics N.V. (the “Company”) completed an offering of 18,313,750 ordinary shares (the “securities”), pursuant to an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Jefferies GmbH, BofA Securities, Inc. and Leerink Partners LLC, as representatives of the several underwriters. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The offer and sale of the securities have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-258351) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated January 17, 2024, together with an accompanying prospectus dated August 9, 2021, relating to the offer and sale of the securities. Opinion of counsel regarding the validity of the securities is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds from the offer and sale of the securities is approximately $188.4 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the securities to fund research and development activities and for working capital and other general corporate purposes.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3), including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-258351) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K (other than Exhibits 1.1, 5.1, 23.1, 99.1, 99.2 and 99.3) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 17, 2024, between Immatics N.V. and Jefferies LLC, Jefferies GmbH, BofA Securities, Inc. and Leerink Partners LLC, as representatives of the several underwriters
5.1	Opinion of NautaDutilh N.V.
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)
99.1	Press release dated January 17, 2024
99.2	Press release dated January 17, 2024
99.3	Corporate presentation dated January 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: January 22, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer